November 2011 Preliminary Terms No. 1,048 Registration Statement No. 333-156423 Dated October 26, 2011 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Equity-Linked Notes due November   , 2017
Based on the Value of the S&P 500® Index
Equity-Linked Notes offer investors exposure to the performance of equities or equity indices and provide for the repayment of principal at maturity.  They are for investors who are concerned about principal risk but seek an equity-based return, and who are willing to forgo yield and some upside in exchange for the repayment of principal plus a minimum return at maturity.  The notes are senior unsecured obligations of Morgan Stanley, and all payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$
Pricing date:	November , 2011
Original issue date:	November , 2011 (3 business days after the pricing date)
Maturity date:	November , 2017
Interest:	None
Underlying index:	S&P 500® Index
Payment at maturity:	If the final index value is greater than the initial index value: $10 + supplemental redemption amount If the final index value is less than or equal to the initial index value: $10 + fixed return
Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate
Participation rate:	100%
Fixed return:	$1.20 to $1.40 per note (12% to 14% of the stated principal amount), to be determined on the pricing date
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	November , 2017, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61760T173
ISIN:	US61760T1732
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer
Per note	$10	$0.35	$9.65
Total	$	$	$
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.90 per note.  Please see “Syndicate Information” on page 7 for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.35 for each note they sell.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for equity-linked notes.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement for Equity-Linked Notes dated September 27, 2010
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Equity-Linked Notes due November   , 2017
Based on the Value of the S&P 500® Index

Investment Overview

Equity-Linked Notes

The Equity-Linked Notes due November   , 2017 Based on the Value of the S&P 500® Index (the “notes”) provide investors:

¡	an opportunity to gain exposure to the S&P 500® Index

¡
the repayment of principal at maturity, plus either a supplemental redemption amount based on the value of the underlying index on the determination date (if the underlying index has appreciated) or a fixed return of $1.20 to $1.40, to be determined on the pricing date (if the value underlying index has remained the same or depreciated)

¡	100% participation in any appreciation of the underlying index over the term of the notes

¡	no exposure to any decline of the underlying index

All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

Maturity:	6 years
Participation rate:	100%
Interest:	None

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on October 24, 2011:

Bloomberg Ticker Symbol:	SPX
Current Index Value:	1,254.19
52 Weeks Ago:	1,183.08
52 Week High (on 4/29/2011):	1,363.61
52 Week Low (on 10/3/2011):	1,099.23

S&P 500® Index Historical Performance Daily Closing Values January 1, 2006 to October 24, 2011

November 2011	Page 2

Equity-Linked Notes due November   , 2017
Based on the Value of the S&P 500® Index

Key Investment Rationale

The notes offer 100% participation in the positive performance of the underlying index. The notes provide for the repayment of principal at maturity plus the payment of a supplemental redemption amount or a fixed return, in exchange for forgoing current yield or interest.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

Repayment of Principal	The notes offer investors 1 to 1 upside exposure to the performance of the underlying index, while providing for the repayment of principal in full at maturity.
Best Case Scenario
The underlying index increases in value by more than 12% to 14% and, at maturity, the notes pay an amount equal to the sum of (i) the stated principal amount of $10 and (ii) $10 times 100% of the index percent change.

Worst Case Scenario
The underlying index increases in value by no more than 12% to 14% and, at maturity, the notes pay an amount equal to the to the sum of (i) the stated principal amount of $10 and (ii) $10 times 100% of the index percent change.  Because the underlying index has increased in value by no more than 12% to 14%, this amount will be less than the fixed return which would have been payable if the underlying index had declined or not appreciated in value.

Summary of Selected Key Risks (see page 11)

¡	The notes do not pay interest and may not pay more than the stated principal amount plus a supplemental redemption amount based on the performance of the underlying index.

¡	The return on the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

¡
If the underlying index appreciates by less than 12% to 14% (to be determined on the pricing date), the supplemental redemption amount payable at maturity will be less than the fixed return which would have been payable if the underlying index had declined or had not appreciated in value.

¡
The market price of the notes may be influenced by many unpredictable factors.  Prior to maturity, the notes may, depending on market conditions (primarily movements in the underlying index and interest rates), trade below the original issue price and you may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

¡	The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.

¡	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

¡	Adjustments to the underlying index could adversely affect the price of the notes.

¡	You have no shareholder rights.

¡	Investing in the notes is not equivalent to investing in the underlying index.

¡	The notes will not be listed on any securities exchange and secondary trading may be limited.

¡	The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.

¡	Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes.

November 2011	Page 3

Equity-Linked Notes due November   , 2017
Based on the Value of the S&P 500® Index

Fact Sheet

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the accompanying prospectus supplement and prospectus, as supplemented and modified by these preliminary terms.  At maturity, we will pay per note the stated principal amount of $10 plus either a supplemental redemption amount based on the value of the underlying index on the determination date or a fixed return of $1.20 to $1.40 (to be determined on the pricing date).  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

Expected Key Dates
Pricing Date	Original Issue Date (Settlement Date)	Maturity Date
November , 2011	November , 2011 (3 business days after the pricing date)	November , 2017, subject to postponement as described below
Key Terms
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Syndicate Information” on page 7)
Stated principal amount:	$10 per note
Denominations:	$10 per note and integral multiples thereof
Aggregate principal amount:	$
Interest:	None
Bull or bear notes:	Bull notes
Underlying index:	S&P 500® Index
Underlying index publisher:	Standard & Poor’s Financial Services LLC
Payment at maturity:	If the final index value is greater than the initial index value: $10 + supplemental redemption amount If the final index value is less than or equal to the initial index value: $10 + fixed return
Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate
Participation rate:	100%
Fixed return:	$1.20 to $1.40 per note (12% to 14% of the stated principal amount), to be determined on the pricing date
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date as published by the underlying index publisher
Final index value:	The index closing value on the determination date as published by the underlying index publisher
Determination date:	November , 2017, subject to postponement for non-index business days and certain market disruption events
Call right:	The notes are not callable prior to the maturity date.
Postponement of maturity date:
If the determination date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be the second business day following the determination date as postponed.

Risk factors:	Please see “Risk Factors” beginning on page 11.

November 2011	Page 4

Equity-Linked Notes due November   , 2017
Based on the Value of the S&P 500® Index

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	61760T173
ISIN:	US61760T1732
Minimum ticketing size:	$1,000 / 100 notes
Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on October 21, 2011, the “comparable yield” for the notes would be a rate of 5.4512% per annum, compounded semi-annually; however, the comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a single projected amount equal to $13.8097 due at maturity. The comparable yield and the projected payment schedule for the notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2011	$0.0469	$0.0469
January 1, 2012 through June 30, 2012	$0.2738	$0.3207
July 1, 2012 through December 31, 2012	$0.2813	$0.6020
January 1, 2013 through June 30, 2013	$0.2890	$0.8910
July 1, 2013 through December 31, 2013	$0.2968	$1.1878
January 1, 2014 through June 30, 2014	$0.3049	$1.4927
July 1, 2014 through December 31, 2014	$0.3132	$1.8059
January 1, 2015 through June 30, 2015	$0.3218	$2.1277
July 1, 2015 through December 31, 2015	$0.3306	$2.4583
January 1, 2016 through June 30, 2016	$0.3396	$2.7979
July 1, 2016 through December 31, 2016	$0.3488	$3.1467
January 1, 2017 through June 30, 2017	$0.3583	$3.5050
July 1, 2017 through the Maturity Date	$0.3047	$3.8097

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking positions in the stocks constituting the underlying index, in futures or options contracts on the underlying index or its component stocks, or in any other

November 2011	Page 5

Equity-Linked Notes due November   , 2017
Based on the Value of the S&P 500® Index

available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could increase the value of the underlying index on the pricing date, and therefore, the value at which the underlying index must close on the determination date before you would receive at maturity a payment that exceeds the minimum payment at maturity. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.
Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment

November 2011	Page 6

Equity-Linked Notes due November   , 2017
Based on the Value of the S&P 500® Index

meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Calculation agent:	MS & Co.
Supplemental information regarding plan of distribution; conflicts of interest:
The agent may distribute the notes through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.35 for each note they sell.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

Contact:
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue price of the notes	Selling concession	Principal amount of notes for any single investor
$10.0000	$0.3500	<$1MM
$9.9500	$0.3000	≥$1MM and <$3MM
$9.9250	$0.2750	≥$3MM and <$5MM
$9.9000	$0.2500	≥$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

November 2011	Page 7

Equity-Linked Notes due November   , 2017
Based on the Value of the S&P 500® Index

Hypothetical Payout on the Notes

At maturity, for each $10 stated principal amount of notes that you hold, you will receive:

(i) $10 times (ii) the index percent change times (iii) the participation rate of 100%, if the final index value is greater than the initial index value. If the underlying index appreciates less than 12% to 14% (to be determined on the pricing date), you will receive less than would have been payable if the underlying index declined or did not appreciate in value.

or

(i) $10 plus (ii) the fixed return of $1.20 to $1.40 (to be determined on the pricing date), if the final index value is less than or equal to the initial index value

The table below illustrates the payment at maturity for each note for a hypothetical range of index percent change and does not cover the complete range of possible payouts at maturity.  The table assumes a hypothetical initial index value of 1,200 and a hypothetical fixed return of $1.30 per note (13% of the stated principal amount).

Index percent change	Final index value	Stated principal amount	Supplemental redemption amount	Fixed return	Payment at maturity	Return on $10 note
100%	2,400	$10	$10.00	$0.00	$20.00	100%
90%	2,280	$10	$9.00	$0.00	$19.00	90%
80%	2,160	$10	$8.00	$0.00	$18.00	80%
70%	2,040	$10	$7.00	$0.00	$17.00	70%
60%	1,920	$10	$6.00	$0.00	$16.00	60%
50%	1,800	$10	$5.00	$0.00	$15.00	50%
40%	1,680	$10	$4.00	$0.00	$14.00	40%
30%	1,560	$10	$3.00	$0.00	$13.00	30%
20%	1,440	$10	$2.00	$0.00	$12.00	20%
13%	1,356	$10	$1.30	$0.00	$11.30	13%
12%	1,344	$10	$1.20	$0.00	$11.20	12%
10%	1,320	$10	$1.00	$0.00	$11.00	10%
0%	1,200	$10	$0.00	$1.30	$11.30	13%
–10%	1080	$10	$0.00	$1.30	$11.30	13%
–20%	960	$10	$0.00	$1.30	$11.30	13%
–30%	840	$10	$0.00	$1.30	$11.30	13%
–40%	720	$10	$0.00	$1.30	$11.30	13%
–50%	600	$10	$0.00	$1.30	$11.30	13%
–60%	480	$10	$0.00	$1.30	$11.30	13%
–70%	360	$10	$0.00	$1.30	$11.30	13%
–80%	240	$10	$0.00	$1.30	$11.30	13%
–90%	120	$10	$0.00	$1.30	$11.30	13%
–100%	0	$10	$0.00	$1.30	$11.30	13%

November 2011	Page 8

Equity-Linked Notes due November   , 2017
Based on the Value of the S&P 500® Index

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the notes based on the following terms:

Stated principal amount:	$10 per note
Participation rate:	100%
Hypothetical fixed return:	13%

Equity-Linked Notes Payoff Diagram

How it works

¡
If the final index value is greater than the initial index value, the investor would receive the $10 stated principal amount plus 100% of the appreciation of the underlying index over the term of the notes.

¡
If the underlying index appreciates 10%, the investor would receive a payment at maturity of $11 per note.  This is less than the payment at maturity of $11.30 which the investor would receive if the final index value were less than or equal to the initial index value.

¡	If the underlying index appreciates 40%, the investor would receive a payment at maturity of $14 per note.

¡
If the final index value is less than or equal to the initial index value, the investor would receive the $10 stated principal amount plus the fixed return of $1.20 to $1.40 (to be determined on the pricing date).

¡	In the payoff diagram, if the underlying index depreciates 10%, the investor would receive a payment at maturity of $11.30.

November 2011	Page 9

Equity-Linked Notes due November   , 2017
Based on the Value of the S&P 500® Index

Payment at Maturity

Repayment of principal at maturity plus either a supplemental redemption amount or a fixed return of $1.20 to $1.40 (to be determined on the pricing date).  At maturity, we will pay you the stated principal amount of $10 plus either a supplemental redemption amount based on the value of the underlying index on the determination date or a fixed return of $1.20 to $1.40.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

The supplemental redemption amount based on the underlying index.  If the final index value is greater than the initial index value, the supplemental redemption amount will be equal to $10 times the participation rate times the percentage, if any, by which the final index value exceeds the initial index value.  The supplemental redemption amount will be calculated as follows:

supplemental redemption amount	=	$10 ×	participation rate	×	(final index value – initial index value)
initial index value

where,

participation rate	=	100%

initial index value	=	The index closing value on the pricing date

final index value	=	The index closing value on the determination date

If the index percent change is less than 12% to 14%, you will receive a supplemental redemption amount that is less than the fixed return which would have been payable if the underlying index had declined or had not appreciated in value.

The fixed return.  If the final index value is less than or equal to the initial index value, the fixed return will be $1.20 to $1.40 per note (12% to 14% of the stated principal amount).

November 2011	Page 10

Equity-Linked Notes due November   , 2017
Based on the Value of the S&P 500® Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks you should read the section entitled “Risk Factors” in the accompanying prospectus supplement and the accompanying prospectus.  You should also consult with your investment, legal, tax, accounting and other advisers before you invest in the notes.

¡
The notes do not pay interest and may not pay more than the stated principal amount plus a supplemental redemption amount based on the performance of the underlying index.  If the final index value is greater than the initial index value, you will receive the stated principal amount per note plus a supplemental redemption amount based on the performance of the underlying index.  If the final index value is less than or equal to the initial index value, you will receive the stated principal amount per note plus a fixed return of $1.20 to $1.40 per note, representing a 12% to 14% return on your investment (to be determined on the pricing date).   As the notes do not pay any interest, if the underlying index does not appreciate sufficiently over the term of the notes, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount based on the performance of the underlying index or a fixed return.

¡
If the underlying index appreciates by less than 12% to 14% (to be determined on the pricing date), the supplemental redemption amount payable at maturity will be less than the fixed return which would have been payable if the underlying index had declined or had not appreciated in value.  If the final index value is greater than the initial index value, then because the supplemental redemption amount will be based on the performance of the underlying index, it may be less than the fixed return which would have been payable if the underlying index declined or did not appreciate in value.

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Market price of the notes will be influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying index at any time and, in particular, on the determination date, the volatility (frequency and magnitude of changes in value) of the underlying index, dividend rate on the stocks underlying the index, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying index or equities markets generally and which may affect the final index value of the underlying index and any actual or anticipated changes in our credit ratings or credit spreads.  The value of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.  See “Historical Information” on page 14.  You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

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The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity and therefore you are subject to the credit risk of Morgan Stanley.  The notes are not guaranteed by any other entity.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of

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Based on the Value of the S&P 500® Index

hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

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Adjustments to the underlying index could adversely affect the value of the notes.  The publisher of the underlying index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index.  Any of these actions could adversely affect the value of the notes.  The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index.  MS & Co. could have an economic interest that is different than that of investors in the notes insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates.  If MS & Co. determines that there is no appropriate successor index on such determination date, the index closing value on the determination date will be an amount based on the stocks underlying the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by MS & Co, as calculation agent, in accordance with the formula for calculating the index closing value last in effect prior to discontinuance of the index.

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You have no shareholder rights.  As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the index.

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Investing in the notes is not equivalent to investing in the underlying index.  Investing in the notes is not equivalent to investing in the underlying index or its component stocks.  See “Hypothetical Payout on the Notes” above.

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The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  As calculation agent, MS & Co. will determine the initial index value and the final index value, and will calculate the amount of cash you will receive at maturity.  Determinations made by MS & Co. in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the event of a discontinuance of the underlying index or a market disruption event, may adversely affect the payout to you at maturity.

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Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes.   One or more of our subsidiaries expect to carry out hedging activities related to the notes (and to other instruments linked to the underlying index or its component stocks), including trading in the component stocks of the underlying index and in other instruments related to the underlying index.  Some of our subsidiaries also trade the component stocks of the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially

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Based on the Value of the S&P 500® Index

increase the initial index value and, therefore, could increase the value at which the underlying index must close on the determination date before an investor receives a payment at maturity that exceeds the minimum payment at maturity.  Additionally, such hedging or trading activities during the term of the notes, including on the determination date, could adversely affect the closing value of the underlying index on the determination date and, accordingly, the amount of cash an investor will receive at maturity.

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Based on the Value of the S&P 500® Index

Information about the Underlying Index

The S&P 500® Index

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P”), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the S&P 500® Index, see the information set forth under “Annex A—Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in the accompanying prospectus supplement for equity-linked notes.

License Agreement between S&P and Morgan Stanley.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC, an affiliate of The McGraw-Hill Companies, Inc., and have been licensed for use by Morgan Stanley. See “Annex A—Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in the accompanying prospectus supplement for equity-linked notes.

Historical Information

The following table presents the published high and low closing values, as well as end-of-quarter closing values, of the underlying index from January 1, 2006 through October 24, 2011.  The closing value of the underlying index on October 24, 2011 was 1,254.19.  We obtained the closing values and other information below from Bloomberg Financial Markets, without independent verification.  The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of its future performance.

S&P 500® Index	High	Low	Period End
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter (through October 24, 2011)	1,254.19	1,099.23	1,254.19

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